Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

07021146

7 February 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

**Enclosed** herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

**COCA-COLA AMATIL ADVISES OF CHANGE TO SEGMENT REPORTING**

**Sydney, 7 February 2007:** Coca-Cola Amatil (CCA) is advising of a change to its segment reporting. Effective from the 2006 financial year, to be reported to the market on February 15 2007, CCA will charge the corporate overhead to the divisions in order to simplify reporting and to provide greater transparency of the overall results to each of CCA's business units. The change will affect only the composition of the Company's reported earnings before interest and tax (EBIT) and will have no impact on total CCA EBIT numbers previously reported to the market.

The following tables summarise CCA's divisional earnings since 2002 in the new reporting format by half year as well as the originally reported EBIT numbers.

**CCA EBIT – New reporting format**

| **$'M** | **2002** | **2003** | **2004** | **2005** |
|---|---|---|---|---|
| Australia | 281.4 | 355.1 | 404.2 | 425.2 |
| New Zealand & Fiji | 54.3 | 75.1 | 80.8 | 70.8 |
| South Korea | 58.9 | 12.2 | 2.1 | (9.2) |
| Indonesia & PNG | 27.3 | 27.6 | 31.2 | 41.6 |
| SPC Ardmona | - | - | - | 42.2 |
| **EBIT** | **421.9** | **470.0** | **518.3** | **570.6** |

| **$'M** | **H1 2002** | **H2 2002** | **H1 2003** | **H2 2003** | **H1 2004** | **H2 2004** | **H1 2005** | **H2 2005** | **H1 2006** |
|---|---|---|---|---|---|---|---|---|---|
| Australia | 120.6 | 160.8 | 151.1 | 204.0 | 184.6 | 219.6 | 207.1 | 218.1 | 204.9 |
| New Zealand & Fiji | 24.3 | 30.0 | 35.0 | 40.1 | 36.5 | 44.3 | 36.7 | 34.1 | 30.6 |
| South Korea | 33.6 | 25.3 | 22.7 | (10.5) | 11.5 | (9.4) | (0.2) | (9.0) | 8.1 |
| Indonesia & PNG | 13.1 | 14.2 | 7.4 | 20.2 | 10.1 | 21.1 | 11.0 | 30.6 | (11.6) |
| SPC Ardmona | - | - | - | - | - | - | 12.8 | 29.4 | 19.2 |
| **EBIT** | **191.6** | **230.3** | **216.2** | **253.8** | **242.7** | **275.6** | **267.4** | **303.2** | **251.2** |

**CCA EBIT – Old reporting format**

| $'M | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|
| Australia | 317.0 | 377.7 | 432.5 | 455.5 |
| New Zealand & Fiji | 55.7 | 75.9 | 81.9 | 72.0 |
| South Korea | 62.0 | 14.2 | 4.6 | (6.6) |
| Indonesia & PNG | 28.8 | 28.5 | 32.4 | 42.9 |
| SPC Ardmona | - | - | - | 45.7 |
| Corporate overhead | (41.6) | (26.3) | (33.1) | (38.9) |
| **EBIT** | **421.9** | **470.0** | **518.3** | **570.6** |

| $'M | H1 2002 | H2 2002 | H1 2003 | H2 2003 | H1 2004 | H2 2004 | H1 2005 | H2 2005 | H1 2006 |
|---|---|---|---|---|---|---|---|---|---|
| Australia | 130.7 | 186.3 | 162.5 | 215.2 | 198.4 | 234.1 | 217.8 | 237.7 | 218.2 |
| New Zealand & Fiji | 25.0 | 30.7 | 35.8 | 40.1 | 37.5 | 44.4 | 37.5 | 34.5 | 30.7 |
| South Korea | 34.6 | 27.4 | 23.9 | (9.7) | 12.9 | (8.3) | 0.9 | (7.5) | 8.5 |
| Indonesia & PNG | 13.4 | 15.4 | 7.7 | 20.8 | 10.4 | 22.0 | 11.3 | 31.6 | (12.1) |
| SPC Ardmona | - | - | - | - | - | - | 17.2 | 28.5 | 20.2 |
| Corporate overhead | (12.1) | (29.5) | (13.7) | (12.6) | (16.5) | (16.6) | (17.3) | (21.6) | (14.3) |
| **EBIT** | **191.6** | **230.3** | **216.2** | **253.8** | **242.7** | **275.6** | **267.4** | **303.2** | **251.2** |

**Note** – Includes financial information prepared under Australian equivalents to International Financial Reporting Standards (AIFRS) for 2004-2006 and information prepared under the previous framework of Australian Accounting Standards (AGAAP) for 2002-2003.

For further information, please contact:

**Media**
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

**Analysts**
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com



END